Exhibit 99.1

For immediate release
July 9, 2009

Press Release

NWT Uranium Corp. terminates option agreements with Azimut
Exploration for the North Rae and Daniel Lake Properties

Toronto, Ontario – NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF, Frankfurt: NMV) ("NWT") and Azimut Exploration Inc. (TSX-V : AZM) ("Azimut") have concluded a definitive agreement to terminate the option agreements previously granted by Azimut to NWT in respect of the North Rae and Daniel Lake properties located in the Ungava Bay region, Nunavik, Quebec.

The termination of the option agreements is conditional upon Azimut issuing 1,800,000 of its common shares to NWT, which shares will be subject to a contractual nine-month hold period commencing on the date of issuance. Issuance of the shares is subject to regulatory approvals, including that of the TSX Venture Exchange. NWT has also been granted the right to participate in any private placement that may be conducted by Azimut during the foregoing nine-month period so as to permit NWT to maintain its proportionate equity interest in Azimut, equal to 9.4% of the issued and outstanding shares of Azimut Exploration.

The Ungava Bay region is considered to be one of the most prospective regions for uranium in Canada. The existence of a new uranium district has been demonstrated by consistent and strong exploration results obtained on Azimut’s properties during the past three years. Azimut holds a controlling land position in the Ungava Bay district consisting of 7,735 claims covering a surface area of 3,506 km2. NWT feels Azimut will deploy its best capabilities to create significant value in this region, and as such NWT would continue participating in future prospects of the region through its interest in Azimut.

Azimut has also agreed to pay to NWT the sum of Cdn$1,000,000 upon the earlier of: 1) the commencement of full commercial production of uranium from the properties, or 2) in the event Azimut concludes an outright sale of all or a portion of its interest in the properties to a third party.

Contact and Information

Nadir Mirza, Investor Relations
Tel.: (416) 504-3978
nmirza@nwturanium.com
www.nwturanium.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the
TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.